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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)


                         The Growth Fund of Spain, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   399877109
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                                 (CUSIP Number)


                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 16, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 8 Pages

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--------------------                                          -----------------
CUSIP No.: 399877109                  13D                     Page 2 of 8 Pages
--------------------                                          -----------------

===============================================================================
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         Bankgesellschaft Berlin AG
===============================================================================
2   CHECK THE APPROPRIATE BOX IF A MEMBER                               (a) [ ]
    OF A GROUP                                                          (b) [ ]
===============================================================================
3   SEC USE ONLY

===============================================================================
4   SOURCE OF FUNDS                                                          WC
===============================================================================
5   CHECK BOX IF DISCLOSURE OF LEGAL                                        [ ]
    PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)
===============================================================================
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
===============================================================================
  NUMBER OF        SOLE VOTING POWER                                  1,514,300
    SHARES         ============================================================
 BENEFICIALLY      SHARED VOTING POWER                                        0
    OWNED          ============================================================
   BY EACH         SOLE DISPOSITIVE POWER                             1,514,300
  REPORTING        ============================================================
 PERSON WITH       SHARED DISPOSITIVE POWER                                   0
===============================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                          1,514,300
===============================================================================
12  CHECK IF THE AGGREGATE AMOUNT IN ROW                                    [ ]
    (11) EXCLUDES CERTAIN SHARES
===============================================================================
13  PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                                     9.2%
===============================================================================
14  TYPE OF REPORTING PERSON                                                 BK
===============================================================================

                               Page 2 of 8 Pages

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This Amendment No. 2 amends and supplements Items 3, 4, 5, and 7 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Growth Fund of Spain, Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $20,686,299 (exclusive of commissions).

ITEM 4.  PURPOSE OF TRANSACTION

         On October 7, 1997, the Bank sent a letter to the Fund, a copy of which is attached hereto as an exhibit and incorporated herein by reference, in which the Bank requested that its nominees be considered for nomination to the Board of Directors of the Fund. Except as set forth herein and in the initial
Schedule 13D and Amendment No. 1 thereto filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated April 11, 1997, relating to the 1997 Annual Meeting of Stockholders states that, as of February 28, 1997, there were 16,544,593 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 1,514,300 shares of Common Stock, which constitute approximately 9.2% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:


    Date                  Number of Shares Purchased           Price Per Share
    ----                  --------------------------           ---------------

August 8, 1997                         100                          $14.562
August 11, 1997                     10,000                           14.562
August 12, 1997                      5,000                           14.562
August 19, 1997                     30,000                           14.375
August 21, 1997                      8,600                           14.500

                               Page 3 of 8 Pages

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    Date                  Number of Shares Purchased           Price Per Share
    ----                  --------------------------           ---------------

August 22, 1997                      4,200                           14.250
August 26, 1997                      7,400                           14.320
August 27, 1997                      3,200                           14.375
August 28, 1997                      7,400                           14.188
August 29, 1997                      3,200                           14.250
September 3, 1997                   49,700                           14.593
September 4, 1997                    5,900                           14.500
September 5, 1997                    3,800                           14.688
September 11, 1997                   7,100                           14.500
September 12, 1997                   8,700                           14.625
September 15, 1997                   8,400                           14.750
September 16, 1997                   3,700                           15.000
September 22, 1997                    700                            15.500
September 23, 1997                   1,500                           15.625
September 24, 1997                   5,900                           15.875
October 6, 1997                      1,100                           16.188

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Letter, dated October 7, 1997, from Bankgesellschaft Berlin AG to The Growth Fund of Spain, Inc.

                               Page 4 of 8 Pages

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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 1997                       BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ E. Joseph Carrico
                                               --------------------------------
                                               Name:  E. Joseph Carrico
                                               Title: Director



                                            By: /s/ Gregory L. Melville
                                               --------------------------------
                                               Name:  Gregory L. Melville
                                               Title: Assistant Director

                               Page 5 of 8 Pages